FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated May 19, 2006 regarding completed repurchase of own shares.

2.	Press release dated May 19, 2006 regarding proposed amendments to its articles of incorporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: May 23, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Completes Repurchase of Own Shares

Tokyo, May 19, 2006 — Hitachi, Ltd. (TSE: 6501/NYSE: HIT) today announced that it repurchased its own shares on the stock market pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan. The repurchase of the Company’s own shares in accordance with the resolution of the Board of Directors on April 27, 2006 is accomplished.

1.	Class of shares repurchased: Common stock of the Company

2.	Aggregate number of shares repurchased: 6,210,000 shares

3.	Aggregate amount of repurchase: 4,996,630,000 yen

4.	Period of repurchase: May 11, 2006 through May 17, 2006

5.	Method of repurchase: Purchase on Tokyo Stock Exchange

(Reference)

The resolution of the Board of Directors on April 27, 2006

(1)	Class of shares to be repurchased: Common stock of the Company

(2)	Aggregate number of shares to be repurchased: Up to 6.5 million shares

(3)	Aggregate amount of repurchase: Up to 5 billion yen

(4)	Period of repurchase: During May 2006

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FOR IMMEDIATE RELEASE

Hitachi Announces Proposed Amendments to its Articles of Incorporation

Tokyo, May 19, 2006 — Hitachi, Ltd. (TSE: 6501/NYSE: HIT) today announced proposed amendments to its Articles of Incorporation, which include certain modifications from the amendments it announced on April 27, 2006. There are no substantive changes in meaning compared with the previous announcement.

1.	Date of the Ordinary General Meeting of Shareholders: June 27, 2006

2.	Reason and purpose to the amendment to the Articles of Incorporation

(1)	To adopt new systems as provided for in the Company Law

(2)	To make modifications in accordance with the Company Law such as deleting articles, changing expressions of legal terms, modifying words and phrases, rearranging articles and revising article numbers.

3.	Proposed amendments

The main points of the amendment are as follows. Please refer to the attached for the other amendment.

(1)	Limitation on the rights of shareholders having less than one unit (Article 9 in the proposed amendment)

(2)	Website disclosure of reference documents for the General Meeting of Shareholders, etc. (Article 14 in the proposed amendment)

(3)	Establishment of an article which permits the unanimous written consent or approval of directors to be treated as if a resolution of the Board of Directors were effectively adopted in a meeting of the Board of Directors in exceptional situation (Article 22 in the proposed amendment)

(4)	Establishment of an article which provides the term of office of Executive Officers in accordance with the business year (Article 27 in the proposed amendment)

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Present Articles of Incorporation and proposed amendment (Underlined sections will be amended.)

Present Articles of Incorporation	Proposed Amendment

Article 3. (Provision of company which adopts the Committee System)

The Company shall subject itself to the special exceptions as provided for in Chapter II, Section 4 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha (the “Special Exceptions Law”) of Japan.

Article 3. (Company adopting Committee Systems) The Company shall have the Board of Directors, Committees, Accounting Auditors and Executive Officers.

Article 5. (Method of giving public notices)

The public notices of the Company shall be given by electronic public notices; provided, however, if the Company cannot give public notices by electronic public notices because of accidents or any other inevitable cause, the public notices shall be given by publication in the Nihon Keizai Shimbun.

Article 5. (Method of public notices)

The method of public notices of the Company shall be given by electronic public notices; provided, however, that if the Company is prevented from giving such public notices in the form of electronic media due to accidents or other causes beyond its control, public notices of the Company shall be given by publication in the Nihon Keizai Shimbun.

Article 6. (Total number of shares authorized to be issued)

The total number of shares authorized to be issued by the Company shall be 10,000,000,000 shares; provided, however, that in the event that any shares are canceled, the number of such shares so canceled shall be subtracted from the total number of shares so authorized.

Article 6. (Total authorized shares) The total shares authorized to be issued by the Company shall be 10,000,000,000 shares.
(New provision)	Article 7 (Issue of share certificates) The Company shall issue share certificates for its shares.

Article 7. (Repurchase of its own shares)

The Company may repurchase its own shares by resolution of the Board of Directors pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan.

(Delete)

Article 8. (Number of shares to constitute one unit, etc.)

The number of shares to constitute one unit of shares of the Company shall be 1,000 shares.

    The Company shall not issue share certificates evidencing less-than-one-unit shares.

Article 8. (Number of shares per one unit, etc.) One unit of the Company’s shares shall comprise 1,000 shares. The Company shall not issue a share certificate for shares less than one unit.

Article 9. (Rights regarding shares less than one unit)

Any shareholder (including beneficiary; the same applies hereafter), who holds shares less than one unit of the Company, shall have no right to exercise other than those stipulated below regarding such less-than-one-unit shares.

1. Rights listed in Article 189, paragraph 2 of the Company Law;

2. Rights to receive allotment of share offering to shareholders and allotment of share purchase warrants; and

3. Rights specified in these Articles of Incorporation

    Any shareholder (including beneficiary; the same applies hereinafter) who holds less-than-one-unit shares of the Company shall be entitled to request the Company to sell the number of shares that will, together with such less-than-one-unit shares, constitute a full unit of shares.

    Any less-than-one-unit shareholder of the Company shall be entitled to request the Company to sell the number of shares that will, together with such less-than-one-unit shares, constitute a full unit of shares.

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Present Articles of Incorporation	Proposed Amendment

Article 9. (Transfer agent)

The Company shall have a transfer agent in respect of shares.

    The share register, the beneficiaries’ record and the register of loss of share certificates of the Company shall be kept at the business office of the transfer agent.

    The transfer agent mentioned in the first paragraph shall handle for the Company the registration of the transfer of shares and other business relating to shares.

    The provisions of the foregoing paragraphs shall apply with respect to debentures.

Article 10. (Administrator of shareholders’ register) The Company shall have an administrator of its shareholders’ register.

Article 10. (Share Handling Regulations)

In addition to what is provided in laws, regulations or these Articles of Incorporation, the denominations of share certificates of the Company and registration of the transfer of shares of the Company, registration of rights of pledges, declaration of property in trust, notices from shareholders, reissue of share certificates, handling of exercise of voting rights and other rights of shareholders by electromagnetic methods and other matters relating to the handling of shares shall be governed by the Share Handling Regulations established by the Executive Officer authorized by the Board of Directors.

Article 11. (Regulations on Handling of Shares, etc.)

In addition to what is provided in laws, regulations or these Articles of Incorporation, handling of exercise of rights as shareholders of the Company, any other matters relating to the handling of shares and share purchase warrants and fees related thereto shall be governed by the Regulations on Handling of Shares, etc. established by the Executive Officer authorized by the Board of Directors.

Article 11. (Provisional address or agent of shareholders, etc., residing abroad)

Shareholders, pledgees or their legal representatives residing in foreign countries shall establish their provisional addresses or appoint their agents, in Japan, and shall notify such addresses or agents in accordance with the Share Handling Regulations. The same shall apply in case of a change occurring in these matters.

(Delete)

Article 12. (Record date)

The Company shall treat the shareholders as of the date of the closing of accounts for each business term as shareholders entitled to exercise the rights of shareholders at the ordinary General Meeting of Shareholders for such business term.

    In addition to the preceding paragraph, if it is deemed necessary, the Company may, by giving public notice in advance, by resolution of the Board of Directors, treat the shareholders or pledgees as of a certain date and hour as the shareholders or pledgees entitled to exercise their rights.

(Delete)

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Present Articles of Incorporation	Proposed Amendment

Article 13. (Convening)

An ordinary General Meeting of Shareholders shall be convened within three months next following the date of closing of accounts of each year and an extraordinary General Meeting of Shareholders shall be convened whenever necessary, in a ward, or ku of Tokyo by the President and Chief Executive Officer in accordance with the resolution of the Board of Directors. If the President and Chief Executive Officer is prevented from discharging his duties, such meeting shall be convened by another Executive Officer in the order previously fixed by the Board of Directors.

(Delete)
(New provision)

Article 12. (Record date for the purpose of the Ordinary General Meeting of Shareholders)

The Company shall regard the shareholders registered as of the last date of each business year as shareholders entitled to exercise the rights of shareholders at the Ordinary General Meeting of Shareholders for such business year.

Article 14. (Chairmanship)

Chairmanship of a General Meeting of Shareholders shall be assumed by the President and Chief Executive Officer. If the President and Chief Executive Officer is prevented from discharging his duties, another person shall act as such chairman in the order previously fixed by the Board of Directors.

Article 13. (Chairmanship)

Chairmanship of a General Meeting of Shareholders shall be assumed by the President and Chief Executive Officer. If the President and Chief Executive Officer is prevented from discharging his duties, another person shall act as such chairman in the order previously fixed by the resolution of the Board of Directors.

(New provision)

Article 14 (Website disclosure of reference documents for the General Meeting of Shareholders, etc.)

As provided for in the applicable laws, it is deemed that the Company provided reference documents for the General Meeting of Shareholders, financial statements and consolidated financial statements (including auditor’s report and Accounting Auditor’s report for those consolidated financial statements), as well as other information required to be included or presented in the business report of the Company to its shareholders by posting them on its website on the Internet.

Article 15. (Exercise of voting rights by proxy)

Shareholders or their legal representatives may exercise their voting rights by proxy; provided, however, that such proxy must be a shareholder of the Company entitled to vote.

    In the case mentioned in the preceding paragraph, a document showing the power of representation shall be submitted to the Company in advance.

Article 15. (Exercise of voting rights by proxy)

A shareholder may appoint a proxy who exercises such shareholder’s voting rights on behalf of such shareholder; provided, however, that such proxy must be a shareholder of the Company entitled to vote.

    In the case mentioned in the preceding paragraph, a document certifying the power of representation shall be submitted to the Company in advance.

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Present Articles of Incorporation	Proposed Amendment

Article 16. (Method of adopting resolutions)

Unless otherwise provided by laws, regulations or these Articles of Incorporation, resolutions at a General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders present.

    Any resolution as provided for in Article 343 of the Commercial Code of Japan shall be adopted at a General Meeting of Shareholders at which shareholders representing one-third or more of the voting rights of all the shareholders shall be present, by a majority of two-thirds or more of the voting rights of the shareholders so present.

Article 16. (Method of adopting resolutions)

Unless otherwise provided by laws, regulations or these Articles of Incorporation, resolutions at a General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders who are present in such meeting and are entitled to vote.

    Any resolution as provided for in Article 309, paragraph 2 of the Company Law shall be adopted at a General Meeting of Shareholders at which shareholders representing one-third or more of the voting rights of all the shareholders shall be present, by a majority of two-thirds or more of the voting rights of the shareholders who are present in such meeting and are entitled to vote.

Article 17. (Minutes)

With respect to the proceedings at a General Meeting of Shareholders, minutes shall be prepared entering or recording therein the general proceedings and the resultant actions taken thereat, and such minutes shall be kept at the Company after the chairman, the Directors and the Executive Officers present have affixed their names and seals or their electronic signatures thereto.

(Delete)
Article 18. (The presentation of text is omitted here.)	Article 17. (The presentation of text is omitted here.)

Article 19. (Election)

For the adoption of resolutions for the election of Directors, the presence of shareholders representing one-third or more of the voting rights of all the shareholders shall be required at the General Meeting of Shareholders.

    Resolutions under the preceding paragraph shall not be made by cumulative voting.

Article 18. (Election)

For the adoption of resolutions for the election of Directors, the presence of shareholders representing one-third or more of the voting rights of shareholders who are entitled to vote shall be required at the General Meeting of Shareholders.

    Resolutions under the preceding paragraph shall not be made by cumulative voting.

Article 20. (Term of office)

The term of office of Directors shall expire at the close of the ordinary General Meeting of Shareholders relating to the last closing of accounts within one year after their assumption of office; provided, however, that the term of office of those Directors who have newly assumed office while the other Directors are still in office shall be for the remaining balance of the term of office of the other Directors presently in office.

Article 19. (Term of office)

The term of office of Directors shall expire at the close of the Ordinary General Meeting of Shareholders for the last business year that will end within one year after their election; provided, however, that the term of office of those Directors who have newly assumed office while the other Directors are still in office shall be for the remaining balance of the term of office of the other Directors presently in office.

Article 21 (Director to convene and preside over meetings of the Board of Directors)

By resolution of the Board of Directors, a Director who convenes and presides over meetings of the Board of Directors shall be selected.

Articles 20 (Director to convene and preside over meetings of the Board of Directors)

By resolution of the Board of Directors, a Director who convenes and presides over meetings of the Board of Directors shall be selected.

[Note: Although notational changes were made in the original Japanese Article, the English translation has not changed.]

Article 22 (Convening of meeting of the Board of Directors)

Notice for convening a meeting of the Board of Directors shall be dispatched to each Director one week prior to the date of the meeting; provided, however, that in case of urgency, such period may be shortened and such notice may be dispatched three days prior to the date of the meeting.

Article 21 (Convening of meeting of the Board of Directors)

Notice for convening a meeting of the Board of Directors shall be dispatched to each Director one week prior to the date of the meeting; provided, however, that in case of urgency, such period may be shortened and such notice may be dispatched by the preceding day to the date of the meeting.

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Present Articles of Incorporation	Proposed Amendment
(New provision)

Article 22 (Resolutions of the Board of Directors without meeting)

Matters that require resolutions in a meeting of the Board of Directors may be resolved without holding a meeting if all Directors who are entitled to vote for such resolutions express unanimously in writing or in electromagnetic recording media their consent or approval on such matters; and such unanimous consent or approval shall be treated as if resolutions were effectively adopted in a meeting of the Board of Directors.

Article 23. (Exemption of Directors from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Director from liabilities as provided in Article 21-17, paragraph 1 of the Special Exceptions Law to the extent as provided in laws or regulations.

    The Company may enter into an agreement with any outside Director to limit liabilities of such Director as provided in Article 21-17, paragraph 1 of the Special Exceptions Law to the aggregate amount as provided in the items of paragraph 19 of Article 266 of the Commercial Code, which are applied by paragraph 5 of the said Article of the Special Exceptions Law.

Article 23. (Exemption of Directors from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Director (including former Directors) from liabilities as provided in Article 423, paragraph 1 of the Company Law to the extent as provided in laws or regulations.

    The Company may enter into an agreement with any outside Director to limit liabilities as provided for in Article 423, paragraph 1 of the Company Law of such Director to the extent in the aggregate amount as provided for in items of Article 425, paragraph 1 of the Company Law.

Article 25. (Committees) The Company shall have the Nominating Committee, the Audit Committee and the Compensation Committee.	(Delete)
Article 26. (The presentation of text is omitted here.)	Article 25. (The presentation of text is omitted here.)
Article 27. (Number) By resolution of the Board of Directors, the Company shall have not more than 40 Executive Officers.

Article 26. (Number)

By resolution of the Board of Directors, the Company shall have not more than 40 Executive Officers.

[Note: Although notational changes were made in the original Japanese Article, the English translation has not changed.]

Article 28. (Term of office)

The term of office of Executive Officers shall expire at the close of the first meeting of the Board of Directors after the ordinary General Meeting of Shareholders relating to the last closing of accounts within one year after their assumption of office; provided, however, that the term of office of those Executive Officers who have newly assumed office while the other Executive Officers are still in office shall be for the remaining balance of the term of office of the other Executive Officers presently in office.

Article 27 (Term of office) The term of office of Executive Officers shall expire on the last day of the business year that ends within one year from their election.

Article 29. (President and Chief Executive Officer)

By resolution of the Board of Directors, a President and Chief Executive Officer shall be selected, provided that the President and Chief Executive Officer must be a Representative Executive Officer.

Article 28. (President and Chief Executive Officer)

By resolution of the Board of Directors, a President and Chief Executive Officer shall be selected, provided that the President and Chief Executive Officer must be a Representative Executive Officer.

[Note: Although notational changes were made in the original Japanese Article, the English translation has not changed.]

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Present Articles of Incorporation	Proposed Amendment

Article 30. (Exemption of Executive Officers from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Executive Officer from liabilities as provided in Article 21-17, paragraph 1 of the Special Exceptions Law to the extent as provided in laws or regulations.

Article 29. (Exemption of Executive Officers from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Executive Officers (including former Executive Officers) from liabilities as provided in Article 423, paragraph 1 of the Company Law to the extent as provided in laws or regulations.

Article 31. (Chairmen Emeritus) The Company may have Chairmen Emeritus by resolution of the Board of Directors.

Article 30. (Chairmen Emeritus)

The Company may have Chairmen Emeritus by resolution of the Board of Directors.

[Note: Although notational changes were made in the original Japanese Article, the English translation has not changed.]

Article 32. (Date of closing of accounts) The date of closing of accounts of the Company shall be March 31 of each year.	Article 31. (Business year) The business year of the Company shall start on April 1 every year and end on March 31 of the following year.
(New provision)

Article 32. (Distribution of surplus and repurchase of the Company’s shares)

The Company may, unless otherwise provided in the applicable laws, make decisions on matters specified in items in Article 459, paragraph 1 of the Company Law by resolution of its Board of Directors, without resolution at the General Meeting of Shareholders.

Article 33. (Dividends)

Dividends shall be paid to the shareholders or registered pledgees as of each date of closing of accounts.

    If the dividends mentioned in the preceding paragraph are not received within three years from the date they became due and payable, the Company shall be relieved of the obligation to pay such dividends.

Article 33. (Record date for the purpose of distribution of surplus, etc.)

Any distributions of surplus by the Company shall be to the shareholders or registered pledgees as of March 31 or September 30 of each year.

    In addition to the dates specified above, the Company may designate another record date for the purpose of distributing surplus.

    If a distribution of surplus is not received within three years from the date it became due and payable, the Company shall be relieved of the obligation to pay such distribution of surplus.

Article 34. (Interim dividends)

The Company may, by resolution of the Board of Directors, make such distribution of money as provided for in Article 293-5 of the Commercial Code of Japan to the shareholders or registered pledgees as of the last day of September of each year.

    The provisions of the second paragraph of the preceding Article shall apply, mutatis mutandis, to the distribution of money mentioned in the preceding paragraph.

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Present Articles of Incorporation	Proposed Amendment

Supplementary Provisions

Article 1. (Transitional measure regarding exemption of Directors from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Director from liabilities in respect of any act prior to the close of the ordinary General Meeting of Shareholders relating to the accounting period ended March 2003 as provided in Article 266, paragraph 1, item 5 of the Commercial Code of Japan to the extent as provided in laws or regulations.

Supplementary Provisions

Article 1. (Transitional measure regarding exemption of Directors from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Director from liabilities in respect of any act prior to the close of the Ordinary General Meeting of Shareholders for the accounting period ended March 2003 as provided in Article 266, paragraph 1, item 5 of the Commercial Code of Japan (hereinafter the “Former Commercial Code) before it was revised in accordance with the Law Regarding Creation of Relevant Laws in Response to the Enactment of the Company Law to the extent as provided in laws or regulations.

Article 2. (Transitional measure regarding exemption of Corporate Auditors from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Corporate Auditor from liabilities prior to the close of the ordinary General Meeting of Shareholders relating to the accounting period ended March 2003 to the extent as provided in laws or regulations.

Article 2. (Transitional measure regarding exemption of Corporate Auditors from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Corporate Auditor from liabilities as provided for in the Former Commercial Code prior to the close of the Ordinary General Meeting of Shareholders for the accounting period ended March 2003 to the extent as provided in laws or regulations.

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